

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

Via Email and US Mail
Yan Wang
President
Vesta International, Corp.
56-26 Chongshan Middle Rd, 1-5-1, Huanggu
Shenyang, Liaoning, China, 110031

> **Re:**   **Vesta International, Corp.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2013**
> **File No. 333-190656**

Dear Mr. Wang:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form S-1. Specifically, the financial information you have provided does not comply with the requirements of Article 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief